Exhibit 23(a)
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Eaton Corporation for the registration of Senior Debt Securities, Subordinated Debt Securities, Preferred Shares, Common Shares, Warrants and Units and to the incorporation by reference therein of our reports dated February 27, 2009, with respect to the consolidated financial statements of Eaton Corporation, and the effectiveness of internal control over financial reporting of Eaton Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Cleveland, Ohio
February 27, 2009